UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                      American Mobile Satellite Corporation
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                                (Name of Issuer)

                           Common Stock $.01 Par Value
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                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)
    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
                                        -
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 27, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Richard S. Elliott, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, - Washington, DC 20036,
         (202) 223-7324.

                                  SCHEDULE 13D
-----------------------------                     ------------------------------
CUSIP No.  02755R 10 3                                 Page    2  of    Pages
-----------------------------                     ------------------------------
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Singapore Telecommunications Limited
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Singapore
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                                7       SOLE VOTING POWER

          NUMBER OF                     0 shares
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      0 shares
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0 shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                     ------------------------------
CUSIP No.  02755R 10 3                                 Page    3  of    Pages
-----------------------------                     ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Singapore
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     0 shares
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                      0 shares
             WITH               ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        0 shares
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0 shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

                             AMENDED SCHEDULE 13D1/
                             ----------------------

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         Item 3 is amended by adding the following:

         In late January 2000, Singapore Telecom exercised in full the Amended Warrant and Warrant No. 2 pursuant to cashless exercise provisions in each Warrant. As a result of such exercise, Singapore Telecom surrendered the Amended Warrant and Warrant No. 2 and received from the Issuer 472,608 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

         Item 5 is amended in relevant part as follows:

(a) Neither Singapore Telecom nor Temasek beneficially owns any shares of Common Stock. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek.

         To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially owns any shares of Common Stock.

(c) Singapore Telecom has disposed of all of the remaining shares of Common Stock beneficially owned by it, including the shares of Common Stock received as a result of Singapore Telecom's cashless exercise of the Amended Warrant and Warrant No. 2 (as described in Item 3 above). These shares were disposed of by means of open market sales which, in the aggregate, amounted to over 5% of the shares of Common Stock outstanding as of December 31, 1999 (based on information supplied by the Issuer). These sales were as follows:

Date of Transaction           Number of Shares           Average Price Per Share
-------------------           ----------------           -----------------------

     12/21/99                      5,000                         $17.25
     01/03/00                    125,000                         $20.89
     01/20/00                    200,000                         $16.02
     01/21/00                     15,000                         $17.00
     01/24/00                     90,000                         $17.00
     01/25/00                      3,000                         $17.00
     01/27/00                  2,263,922                         $15.00 (2/)

(e) On January 27, 2000, Singapore Telecom and Temasek (as the owner of approximately 80% of the outstanding shares of Singapore Telecom) each ceased to be the beneficial owner of five percent or more of the outstanding shares of
-------------------------

1/       Amending the Amended and Restated Schedule 13D dated December 28, 1995.

2/       Net price per share after broker commissions.

Common Stock. The filing of this statement should not, however, be construed as an admission that Temasek was, prior to such date, the beneficial owner of any of the shares of Common Stock beneficially owned by Singapore Telecom at such time.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

         Exhibit I in Item 7 is amended as follows:

Exhibit I -- Joint Filing Agreement dated February 2, 2000

SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        SINGAPORE TELECOMMUNICATIONS LIMITED


                                        By:  /s/ Hoh Wing Chee
                                             ---------------------------------
                                             Name:  Hoh Wing Chee
                                             Title: VP (International Network)

Dated:  February 2, 2000


                                        TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By:  /s/ Ong Wen Wendy
                                             ---------------------------------
                                             Name:  Ong Wen Wendy (Ms.)
                                             Title: Vice President/
                                                    Company Secretary

Dated:  February 2, 2000

                                  EXHIBIT INDEX

         Exhibit I in the Exhibit Index is amended as follows:


Exhibit I                Joint Filing Agreement dated February 2, 2000